

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2018

David Brooks
Chairman and Chief Executive Officer
Independent Bank Group, Inc.
1600 Redbud Boulevard, Suite 400
McKinney, TX 75069-3257

      Re: Independent Bank Group, Inc.
          Registration Statement on Form S-4
          Filed August 6, 2018
          File No. 333-226617

Dear Mr. Brooks:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Financial Services